Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1510 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change December 10, 2008
Item 3	News Release The news release dated December 10, 2008 was disseminated through Marketwire’s Canadian Timely Investment Network.
Item 4	Summary of Material Change Canplats Resources Corporation announced that that its Board of Directors has implemented a Shareholder Rights Plan.
Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated December 10, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.683.8218
Item 9	Date of Report Dated at Vancouver, BC, this 11th day of December, 2008.

December 10, 2008	TSX Venture Symbol: CPQ

CANPLATS ADOPTS SHAREHOLDER RIGHTS PLAN

Vancouver, BC – Canplats Resources Corporation (“Canplats” or the “Company”) announced that its Board of Directors has implemented a Shareholder Rights Plan (the “Rights Plan”).

The Rights Plan has been adopted to ensure the fair treatment of all Canplats shareholders in the event of a take-over bid for the outstanding common shares of Canplats.  In the event that a take-over bid should occur, the Rights Plan provides a mechanism to ensure that shareholders have adequate time to properly evaluate and assess it without facing undue pressure or coercion.  The Rights Plan also provides the Board with additional time to consider any take-over bid and, if applicable, to explore alternative transactions in order to maximise shareholder value.  Accordingly, the Rights Plan is not designed to prevent take-over bids that treat Canplats shareholders fairly.

The Rights Plan is subject to acceptance by the TSX Venture Exchange.

Additionally, the Rights Plan is subject to ratification by the Company’s shareholders at the Company’s annual general and special meeting on January 14, 2009 and re-ratification at the Company’s annual general meetings to be held in 2012 and 2015.  If ratified by the shareholders at each of these meetings, the Rights Plan will have a term of nine years and will expire at the Company’s annual general meeting in 2018.  If the shareholders do not ratify the Rights Plan at any of such meetings, it will terminate.

Pursuant to the terms of the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders is deemed to be a “Permitted Bid”.  A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, in addition to certain other conditions, must remain open for a minimum of 75 days.  In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights issued under the plan will entitle shareholders, other than any shareholder or shareholders involved in the take-over bid, to purchase additional common shares of Canplats at a significant discount to the market price of the common shares at that time.  The Board of Directors is not currently aware of any pending or proposed take-over bid for Canplats.

A copy of the Shareholder Rights Plan Agreement will be available under the Company’s profile at www.sedar.com, the website maintained by the Canadian securities regulatory authorities.  Reference should be made to the full text of the plan for the details of its provisions.

In addition, the Company announces that it has granted incentive stock options to directors and officers of the Company, to purchase up to 550,000 common shares of the Company.  The options are exercisable for a period of five years at a price of $1.34 per share.  The options were granted under and are subject to the terms and conditions of the Company’s November 21, 2003 Stock Option Plan.

For further information, contact:

Corporate Information:
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 629-8292

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-629-8293

Investor Inquiries:
Blaine Monaghan
Director, Investor Relations
Direct: (604) 629-8294
Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.